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August 24, 2005

VIA EDGAR CORRESPONDENCE

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Cbeyond Communications, Inc.
Registration Statement on Form S-1
Filed May 16, 2005, as amended June 30, 2005 and July 27, 2005
File No. 333-124971

Dear Mr. Spirgel:

On behalf of our client, Cbeyond Communications, Inc. (the “Company”), this letter sets forth the Company’s responses to the Staff’s comment letter dated July 12, 2005. For your convenience, we have set forth each of the Staff’s comments immediately preceding the response.

Managements Discussion and Analysis of Financial Condition and Results of Operations

Stock-based compensation, page 51

1.	Please refer to prior comment 7. Expand your disclosure to address how you determined the value of your common stock for stock options granted in February 2005. Disclose whether this valuation was contemporaneous or retrospective.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See pages 53-55 of the amended filing.

2.	For each stock option grant executed in the twelve months prior to the most recent balance sheet date included in the registration statement, disclose the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option. The number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See page 55 of the amended filing.

3.	Expand the discussion of internal valuations you performed for options granted during the twelve months prior to March 31, 2005 to more clearly describe the technique used and identify the specific grants where you relied on an internal valuation. Also address the following:

•	For each of the valuation methods used, disclose the significant assumptions or factors applied. For example, disclose the discount rate used in the discounted cash flow analysis and how you determined the appropriate discount rate. Disclose any other discounts you applied such as for marketability discounts or minority interest discounts.

•	Where you used more than one method in the valuation estimate as described at page 51, disclose how you evaluated the results of each method to arrive an estimated fair value.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See pages 54 of the amended filing.

4.	We note that you refer on page 51 to the engagement of independent valuation specialists to perform valuations of your common stock. While you are not required to make reference to this independent valuation, when you do, you should also disclose the name of the expert and include the consent of the expert.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See page 53 of the amended filing.

5.	We may have additional comments when you include the estimated offering price in the document and reflect the execution of the stock split.

Response:

The Company notes the Staff’s comment.

*     *     *     *

If you have any questions or comments with regard to these responses or other matters, please contact Christopher L. Kaufman at (650) 463-2606 or the undersigned at (202) 637-2165.

Very truly yours,

/s/ Joel H. Trotter

Joel H. Trotter

of LATHAM & WATKINS LLP

cc:	James F. Geiger
J. Robert Fugate
Cbeyond Communications, Inc.

         Michael J. Murdy

Ernst & Young LLP

         Christopher L. Kaufman

Latham & Watkins LLP

         John T. Gaffney

Cravath, Swaine & Moore LLP

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